Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 22-04

Alianza and Cloudbreak Discovery option out Stateline Copper Project, Colorado to Allied Copper

Vancouver, BC, February 10, 2022 - Alianza Minerals Ltd. (“Alianza”) (TSX-V: ANZ, OTCQB: TARSF) and Cloudbreak Discovery Plc (“Cloudbreak”) (LSE: CDL) (the “Alliance”) are pleased to announce the optioning of the Stateline Property (“Stateline”) to Allied Copper Corp. (“Allied”) (TSX-V: CPR). The Stateline Copper Property is located in Colorado and Utah, United States, comprising 22 unpatented mining claims, and is 8 km along trend to the southeast of the operating Lisbon Valley Copper Mine.

Under the Stateline Option Agreement, Allied can earn a 100% interest in the property under the following terms (all payments amounts are split 50/50 between Alianza and Cloudbreak):

- Over a three-year period, Allied will spend an aggregate of CAD $3,750,000 in exploration expenditures on the property, with at least CAD $500,000 being spent prior to the first anniversary of the closing date;

- Issue 4,250,000 common shares over a three-year period of which 500,000 are due on closing; and

- Make an aggregate of CAD $315,000 in cash payments to the Alliance of which $40,000 will be paid shortly and with a further $50,000 due on closing.

- The Alliance will retain a 2% net smelter royalty which is not subject to a buy down provision.

If Allied acquires additional mineral tenures within the Area of Interest (the “AOI”), it will issue the Alliance additional common shares on a sliding scale that is proportional to the area of the acquired mineral tenures. Conversely, if the Alliance acquires mineral tenures within the AOI, it will first offer them to Allied and be compensated on that same sliding scale, should Allied choose to acquire them.

Jason Weber, President and CEO of Alianza, states, “We are delighted to grow our relationship with Allied and are looking forward to supporting their exploration efforts in the Paradox Basin. Having both Stateline and Klondike with the same partner allows us to better understand the geology and mineralization within the Paradox Basin and explore the regional opportunity within it.”

About the Stateline Project

The Stateline project is located approximately 40 kilometres southwest of Naturita, Colorado, covering the state boundary between Utah and Colorado at the southeast end of the Lisbon Valley. This property lies within the Paradox Copper Belt, which includes the producing Lisbon Valley Mining Complex (“LVMC”). There are numerous historical copper occurrences that have been identified throughout the belt, however, many of these have not been explored using modern exploration techniques.

Figure 1. Stateline Property Location and Regional Geology Plan Map

UTAH
COLORADO
Lisbon Valley Mine
Sentinel Pit
Centennial Pit
GTO Pit
Lone Wolf
Flying Diamond
Lucky Strike
Lower Lisbon Valley
Stateline Property
LVMC Exploration Targets
Cu_Deposits
Stateline Property Boundary
Open Pit Outline
Geology
Aluvial Deposits
Mancos Shale
Dakota Sandstone
Burro Canyon Fm.
Morrison Fm. - Bushy Basin Member
Morrison Fm. - Salt Wash Member
Entrada Sandstone - Slick Rock Member
Carmel Fm. - Dewy Bridge Member
Navajo Sandstone
Kayenta Fm.
Wingate Sandstone
Chinle Fm.
Cutler Fm.
Honaker Trail Fm. - Upper Member
Honaker Trail Fm. - Lower Member
foldaxes
faults
fault dip direction
0
2 km

Historical surface sampling of mineralized outcrops has yielded assay results up to 1.6% copper and 1.7 grams per tonne (“g/t”) silver and 0.45% copper and 2.1 g/t silver. Disseminated copper-silver mineralization has also been identified in several outcropping sandstones in other stratigraphic positions. Both styles of mineralization will be investigated in upcoming work programs with the goal of refining drill targets in these units. Initial work will include detailed geological mapping, soil and rock sampling, and geophysics.

The project is road accessible year-round including those roads supporting access to the Lisbon Valley Mine Complex (LVMC). The project is comprised of 22 mining claims on Federal mineral rights managed by the Bureau for Land Management. Ground covered by the current claims was at one time part of the LVMC claim package.

About the Strategic Alliance

Under the terms of the Alliance, either Cloudbreak Discovery Plc or Alianza Minerals Ltd can introduce projects to the Alliance. Projects accepted into the Alliance will be held 50/50 but funding of the initial acquisition and any preliminary work programs will be funded 40% by the introducing partner and 60% by the other party. Project expenditures are determined by committee, consisting of two senior management personnel from each party. Alianza is the operator of Alliance projects unless the Alliance steering committee determines, on a case-by-case basis, that Cloudbreak would be a more suitable operator. The initial term of the Alliance runs for two years and may be extended for an additional two years.

About Cloudbreak Discovery PLC

Cloudbreak Discovery PLC, is a leading natural resource project generator, working across a wide array of mineral assets that are being developed and managed by an experienced team with a proven track record. Value accretion within the projects being developed by Cloudbreak’s generative model enables a multi-asset approach to investing and exploration. Diversification within the mining sector and amongst resource classes is key to withstanding the cycles of natural resource investing.

About Allied Copper Corp.

Allied Copper Corp. is headquartered in Vancouver, BC Canada is a mineral exploration company focused on acquiring and developing potential long life, scalable copper-gold assets in the Western United States. The Company’s strategy is to focus on low cost and potential high growth operations in low-risk jurisdictions. Allied Copper’s management is committed to operating efficiently and with transparency in all areas of the business.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. With this agreement Alianza now has three projects optioned to partners, including a second project, Klondike, optioned to Allied and one (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. Alianza is actively seeking partners on other projects.

Alianza is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Scott Logan

slogan@renmarkfinancial.com

Tel: (416) 644-2020 or (212) 812-7680

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.